EXHIBIT 23.02

CONSENT OF KPMG LLP

The Board of Directors
Macromedia, Inc.

We consent to incorporation herein by reference in this registration statement on Form S-8 of Macromedia, Inc. (to be filed on or about August 21, 2002) of our report dated April 19, 2002, except as to Note 21 which is as of May 10, 2002, relating to the consolidated balance sheets of Macromedia, Inc. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended March 31, 2002 and the accompanying financial statement schedule, which report appears in the March 31, 2002, annual report on Form 10-K of Macromedia, Inc. and its subsidiaries.

/s/  KPMG LLP

Mountain View, California
August 20, 2002